K-b

19008866



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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-69922 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POLARIS PRIVATE PLACEMENTS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 FENWICK HALL ALLEE
(No. and Street)

JOHN'S ISLAND (City) SC (State) 29455 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street, Suite 500, (Address) Greenville (City) SC (State) 29601 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, JOHN C. PERNELL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POLARIS PRIVATE PLACEMENTS, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

MICHAEL P WESTMAN NOTARY PUBLIC SOUTH CAROLINA

Notary Public

My Commission Expires 07/15/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Polaris Private Placements, LLC
## Financial Statements and Supplementary Information
## Pursuant to Rule 17a-5
## For the Year Ended December 31, 2018

**Polaris Private Placements, LLC**
**Financial Statements**
**For the Year Ended December 31, 2018**

---

TABLE OF CONTENTS

elliott davis

## Report of Independent Registered Public Accounting Firm

To the Member
Polaris Private Placements, LLC
John's Island, South Carolina

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Polaris Private Placements, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule

1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2019

**Polaris Private Placements, LLC**
**Statement of Financial Condition**
**For the Year Ended December 31, 2018**

| | | Year Ended Dec 31, 2018 |
|---|---|---|
| **SSETS** | | |
| **CURRENT ASSETS** | | |
| Cash & cash equivalents | $ | 27,473 |
| Total current assets | | 27,473 |
| **OTAL ASSETS** | $ | 27,473 |
| | | |
| **ABILITIES AND MEMBER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 10,804 |
| Total current liabilities | | 10,804 |
| **MEMBER'S EQUITY** | | 16,669 |
| **OTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 27,473 |

**See Notes to the Financials.**

## Polaris Private Placements, LLC
## Statement of Operations
## For the Year Ended December 31, 2018

| | | Year Ended Dec 31, 2018 |
|---|---|---|
| **REVENUES** | | |
| Interest income | $ | 132 |
| **TOTAL REVENUES** | $ | 132 |
| **EXPENSES** | | |
| General and administration expenses | $ | 575 |
| Regulatory Fees | | 600 |
| Professional and consulting | | 184,335 |
| Occupancy | | 600 |
| **TOTAL EXPENSES** | $ | 186,110 |
| **NET LOSS FROM OPERATIONS** | $ | (185,978) |

**See Notes to the Financials.**

## Polaris Private Placements, LLC
## Statement of Members' Equity
## For the Year Ended December 31, 2018

| | | Year Ended Dec 31, 2018 |
|---|---|---|
| **MEMBER'S EQUITY** | | |
| Balances, December 31, 2017 | $ | 50,937 |
| *Plus Capital Contributions* | | 151,710 |
| Adjustment to Capital | | - |
| Less distributions | | - |
| Net loss | | (185,978) |
| **BALANCE, DECEMBER 31, 2018** | **$** | **16,669** |

**See Notes to the Financials.**

## Polaris Private Placements, LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2018

| | | Year Ended Dec 31, 2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (185,978) |
| Adjustments to reconcile net loss to net cash: | | |
| Net change in operating assets & liabilities: | | |
| Increase in accounts payable | | 10,804 |
| **NET CASH USED IN OPERATIONS** | | (175,174) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Capital contributions | | 151,710 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | | 151,710 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | | (23,464) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR** | | 50,937 |
| **CASH AND CASH EQUIVALENTS, END OF THE YEAR** | $ | 27,473 |

**See Notes to the Financials.**

## NOTE 1 – Summary of Significant Accounting Policies and Activities

These financial statements were prepared in conformity with the basis of accounting principles generally accepted in the United States of America. The more significant of these principles are described as follows:

*Business activity and regulation:*

Polaris Private Placements, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company is a South Carolina limited liability company. The company received approval as a FINRA member broker dealer on June 1, 2018. The Company's revenue will primarily be commissions and fees generated from private placements and sale of limited partnerships in primary distributions.

The company uses the accrual method of accounting.

*Cash and Cash Equivalents:*

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest-bearing deposits.

*Property, equipment and depreciation:*

The company currently has no property or equipment. Property and equipment will be carried at cost. Expenditures for maintenance and repairs, which do not improve or extend the life of an asset, will be charged to expense as incurred. Depreciation expense will be computed using the straight line over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Computer and software | 3-5 years |
| Office furniture and equipment | 7 years |

*Revenue:*
The company has yet to generate any revenue from doing business. The Company's revenue will primarily be commissions and fees generated from private placements and sale of limited partnerships in primary distributions.

**NOTE 1 – Summary of Significant Accounting Policies and Activities (continued)**

*Receivables from and Payables to Clients:*
The Company does not maintain any deposit accounts for clients and thus, is not subject to the segregated reporting under Rule 15c3-3 of the Security Exchange Act of 1934, as amended, and other regulations.

*Recently issued accounting pronouncements:*
In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*, which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, an update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations or cash flows. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to codify the new guidance on revenue from contracts with customers. The Company adopted the provisions of this guidance on January 1, 2018. The Company recognizes the impact the rule has had on its financial statements and related disclosures.

**NOTE 2 – Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business as a broker-dealer, and 15 to 1 after. At December 31, 2018, the Company had net capital of $16,669, which was $11,669, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 at December 31, 2018.

**NOTE 3 – Income Taxes**

The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company is a single member LLC and a disregarded entity for IRS purposes. Therefore, the Company has no federal, state or local filing requirement. The Company's member is taxed on the Company's earnings.

**NOTE 4 – Operating Lease**

The Company entered into a lease agreement in October 2017 with a related entity and continues to fulfill that agreement on a month to month basis. Rent commenced upon approval of the Company as a FINRA Member broker dealer and the expense for the year ended December 31, 2018 was $600.

**NOTE 5 – Commitments and Contingencies**

The Company is subject to various claims and legal proceedings arising from the normal course of business. Management is not aware of any legal proceedings where the Company is named.

**NOTE 6 – Regulatory Requirements**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

**NOTE 7– Subsequent Events**

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

The Company has performed an evaluation of subsequent events through February 27, 2019, the date the financial statements were available to be issued. The evaluation did not result in any material subsequent events requiring adjustment and/or disclosure.

## Supplementary Information

Polaris Private Placements, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

| | | Year Ended Dec 31, 2018 |
|---|---|---|
| **NET CAPITAL** | | |
| Total member's equity from statement of financial condition | $ | 16,669 |
| Deduct member's equity not allowable for net capital | | - |
| **Total member's equity qualified for net capital** | $ | 16,669 |
| **Add:** | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital borrowings in computation of net capital | | - |
| Other (deductions) or allowable credits | | - |
| **Total capital and allowable subordinated liabilities** | $ | 16,669 |
| **Deduct:** | | |
| Non-allowable assets: | | |
| Furniture and equipment at cost net of accumulated depreciation | | - |
| Other Deductions and/or charges | | - |
| **Total non-allowable assets** | | - |
| **Net capital** | $ | 16,669 |
| **Aggregate Indebtedness:** | | |
| Items included in the statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 10,804 |
| **Total aggregate indebtedness** | $ | 10,804 |
| **Computation of basic net capital requirement:** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 720 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ | 5,000 |
| **Net capital requirement** | $ | 5,000 |
| **Ratio: Aggregate indebtedness to net capital** | | **0.65 to 1** |

## Polaris Private Placements, LLC
## Reconciliation of Net Capital
## For the Year Ended December 31, 2018

| | |
|---|---|
| NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING | $ 21,169 |
| Adjustments: | |
| Increase in accounts payable | 4,500 |
| NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d) | $ 16,669 |

elliott davis

## Report of Independent Registered Public Accounting Firm

To the Member
Polaris Private Placements, LLC
John's Island, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Polaris Private Placements, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2019

# Rule 15C3-3 Exemption Report

**Polaris Private Placements, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.l 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). Polaris Private Placements, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending December 31, 2018, Polaris Private Placements, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, John C. Pernell, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer

Date: 2-8-2019